MASTER TRUST
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                  RESOLVED, that the amendments to the investment objectives, investment strategies and permitted investments of certain Master Portfolios, as presented at this meeting, be, and they hereby are, approved; and

                  FURTHER RESOLVED, that the previously adopted 60-day advance notice policy be, and it hereby is, rescinded for any changes to any 80% Policy that is not governed by the Names Rule, effective for any changes to any such 80% Policy approved following removal of disclosure about the 60-day advance notice policy from the affected Fund's prospectuses; and

                  FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to prepare, execute and deliver a 60-day notification to the shareholders of the Equity Income Portfolio, International Growth Portfolio and International Value Portfolio; and

                  FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to prepare, execute and file one or more amendments to the Registration Statement of Master Trust on Form N-1A, and such additional filings as necessary, with such changes as such Officer, with advice of counsel, deems appropriate or advisable to effectuate the changes described above; and

                  FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to take such additional actions, including filing any necessary documents with the SEC, and to execute and deliver on behalf of Master Trust such other documents or instruments as they deem appropriate or advisable in furtherance of the matters contemplated by the above resolutions, his or her authority therefore to be conclusively evidenced by the taking of any such action or the execution or delivery of any such documents.